UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURUSANT TO
§ 240.13d-2(a)

   (Amendment No.  _____)*

 IVEDA SOLUTIONS, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

46583A105

 (CUSIP Number)

Gary J. Kocher
K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
(206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2009

(Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46583A105

1.	Names of Reporting Persons David Ly
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,805,181**
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,805,181**
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,805,181**
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.7%**
14.	Type of Reporting Person (See Instructions) IN

**
Based on 3,805,181 shares beneficially owned as of April 25, 2011, as reported on the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2011.

Item 1.                      Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.00001 per share, of Iveda Solutions, Inc. (“Iveda”).  Iveda’s principal executive offices are located at 1201 S. Alma School Rd., Suite 4450, Mesa, Arizona 85210.

Item 2.                      Identity and Background.

(a)–(c), (f)

This statement is being filed by David Ly, the President and Chief Executive Officer of Iveda.  Mr. Ly’s business address is 1201 S. Alma School Rd., Suite 4450, Mesa, Arizona 85210.  Mr. Ly is a citizen of the United States of America.

(d)–(e)

During the last five years, Mr. Ly has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

The consideration used in acquiring the shares of Iveda common stock was shares of IntelaSight, Inc. pursuant to a reverse merger transaction.  Please refer to Item 4 below for more details on the reverse merger transaction.

Item 4.                      Purpose of Transaction.

Iveda began operations on January 24, 2005, under the name IntelaSight, Inc., a Washington corporation doing business as Iveda Solutions (“IntelaSight”).  On October 15, 2009, IntelaSight completed a reverse merger transaction pursuant to a Merger Agreement, dated January 24, 2009, by and among Charmed Homes, Inc., a Nevada corporation (“Charmed”), Charmed Homes Subsidiary, Inc., a Nevada corporation and wholly-owned subsidiary of Charmed (“Charmed Subsidiary”), and certain shareholders whereby Charmed Subsidiary merged with and into IntelaSight, and IntelaSight became a wholly-owned subsidiary of Charmed (the “Reverse Merger”).   As a result of the Reverse Merger, Charmed changed its name to Iveda Corporation.1

In connection with the Reverse Merger, Iveda Corporation issued shares of its common stock to holders of common stock of IntelaSight on a one-for-one basis. In addition, options and warrants to purchase common stock of IntelaSight were converted into options and warrants to purchase common stock of Iveda Corporation on a one-for-one basis.  As a result of the Reverse Merger, Mr. Ly acquired 3,836,181 shares of Iveda, as reported on Form 3, filed with the SEC on October 26, 2009.

On May 20, 2010, Mr. Ly sold 31,000 shares of Iveda common stock in a private sale transaction at a price of $0.1 per share, as reported on Form 4, filed with the SEC on May 20, 2010.  Following the sale, Mr. Ly beneficially held 3,805,181 shares of Iveda common stock.

Item 5.                      Interest in Securities of the Issuer.

(a)  Mr. Ly beneficially owns 3,805,181 shares of Iveda common stock, which comprises 26.7% of the outstanding shares of Iveda’s common stock.

(b)  Mr. Ly has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, 3,805,181 shares of Iveda common stock held in his name.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                      Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                      Material to be Filed as Exhibits.

Not applicable.

1 All Company operations were conducted through IntelaSight until December 31, 2010, at which time IntelaSight merged with and into Iveda Corporation (the “Merger”).  As part of the Merger, Iveda Corporation changed its name to Iveda Solutions, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/12/2011
(Date)

/s/ David Ly
(Signature)
David Ly, President and CEO
(Name and Title)